Filed Pursuant to Rule 433

Registration Statement No. 333-294072

LEVERAGED INDEX RETURN NOTES® (LIRNs®)

Leveraged Index Return Notes® Linked to the EURO STOXX 50® Index

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)).  The graph and the table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value

Hypothetical Redemption Amount per Unit(1)

Hypothetical Total Rate of Return on the Notes

-100.00%

$2.00

-80.00%

-50.00%

$7.00

-30.00%

-25.00%

$9.50

-5.00%

    -20.00%(2)

$10.00

0.00%

-10.00%

$10.00

0.00%

-5.00%

$10.00

0.00%

0.00%

$10.00

0.00%

1.00%

$10.15

1.50%

2.00%

$10.30

3.00%

5.00%

$10.75

7.50%

10.00%

$11.50

15.00%

20.00%

$13.00

30.00%

50.00%

$17.50

75.00%

Issuer	Canadian Imperial Bank of Commerce (“CIBC”)
Principal Amount	$10.00 per unit
Term	Approximately 5 years
Market Measure	The EURO STOXX 50® Index (Bloomberg symbol: “SX5E")
Payout Profile at Maturity

●[140.00% to 160.00%] leveraged upside exposure to increases in the Market Measure

●Return of principal if the Market Measure does not change or decreases by no more than 20.00%

●1-to-1 downside exposure to decreases in the Market Measure beyond a 20.00% decline, with up to 80.00% of your principal at risk

Participation Rate	[140.00% to 160.00%], to be determined on the pricing date.
Threshold Value	80% of the Starting Value
Investment Considerations

This investment is designed for investors who anticipate that the Market Measure will increase over the term of the notes, and are willing to take downside risk below a threshold and forgo interim interest payments.

Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/1045520/000191870426024754/formfwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

●Depending on the performance of the Market Measure as measured shortly before the maturity date, you may lose up to 80% of the principal amount.

●Payments on the notes, including any repayment of principal, are subject to the credit risk of CIBC, and actual or perceived changes in the creditworthiness of CIBC are expected to affect the value of the notes. If CIBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

●The initial estimated value of the notes on the pricing date will be less than their public offering price.

●If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

●As a noteholder, you will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities, dividends or other distributions by the issuers of those securities.

●Your return on the notes may be affected by factors affecting the international securities markets, specifically changes within the Eurozone. The Eurozone is and has been undergoing severe financial stress and the political, legal, and regulatory ramifications are impossible to predict. Changes within the Eurozone could adversely affect the performance of the Market Measure and, consequently, the value of the notes. In addition, you will not obtain the benefit of any increase in the value of the euro against the U.S. dollar, which you would have received if you had owned the securities in the Market Measure during the term of your notes, although the level of the Market Measure may be adversely affected by general exchange rate movements in the market.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

(1)The Redemption Amount per unit is based on the hypothetical Participation Rate of 150.00%.

(2)This hypothetical percentage change corresponds to the Threshold Value.

Canadian Imperial Bank of Commerce (CIBC) has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this document relates. Before you invest, you should carefully read these documents and other documents that CIBC has filed with the SEC for more complete information about CIBC and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. CIBC’s Central Index Key, or ClK, on the SEC website is 1045520. Alternatively, MLPF&S or BofAS will arrange to send you these documents if you so request by calling toll-free at 1-800-294-1322.